For Immediate Release

MEDIA RELEASE

Besra welcomes improvements to Vietnam gold royalty law

Toronto, Canada: 11 March 2015 - A new decree by the Government of Vietnam will provide for a much more reasonable method of calculating the royalty rate for gold producers in the country by allowing for much of the cost of production to be deducted before the 15% royalty on gold is applied.

The decree was issued on the 12 February 2015 and amends and clarifies the Law on Royalty and Decree 50 (Guiding Law on Royalty) that has been in place since 1 July 2010.

Besra CEO John Seton said, “This new decree represents a major step forward for the gold mining industry in Vietnam, and also provides some much needed relief from what was the highest taxing mining jurisdiction in the world. Being able to deduct most of the cost of production is likely to represent a reduction in royalty of more than 50% in real terms, although we are still awaiting details of exactly how that is to be calculated and whether it applies to all royalties paid since July 2010.”

The new decree brings royalty calculation for international operators more into line with the levels of royalty paid by local miners.

According to Seton, “In addition to the new decree, which will significantly reduce our previously unsustainable tax burden, Besra is developing a tax arrears payment plan for local authorities. Once agreed, this plan will enable the tax department to remove current sanctions allowing us to reopen our Phuoc Son mine, re-employ our local workforce and revive production in Vietnam.”

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

Steve Wilson
Corporate Communications Director
T: +64 9 9121765
M: +64 21675660
E: steve.wilson@besra.com